

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 23, 2009

Via U.S. Mail and Facsimile (208-343-1321)

Anthony Maher
Chairman, President and Chief Executive Officer
PCS Edventures.com, Inc.
345 Bobwhite Court, Suite 200
Boise, ID 83706

> **Re:** **PCS Edventures.com, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed July 1, 2009**
> **File No. 0-49990**
> **Response Letter Filed October 6, 2009**

Dear Mr. Maher:

    We refer you to our comment letter dated September 30, 2009 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                                Sincerely,

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance